SembCorp Industries

Rule 12g3-2(b) File No. 825109

16 November 2001

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 43 OF 16.11.2001
Announcement No. 43

SEMBCORP INDUSTRIES LTD

DISPOSAL OF ENTIRE SHAREHOLDING INTERESTS IN INDO -SEMBAWANG-NIPPON GLASS PTE LTD

SembCorp Industries wishes to announce that its wholly-owned subsidiary, Sembawang Industrial Pte Ltd, has today signed a Sale and Purchase Agreement to sell its entire 28 per cent equity interest comprising 2,800,000 ordinary shares of par value $1.00 each in Indo-Sembawang-Nippon Glass Pte Ltd ("ISN") and transfer a shareholder's loan of US$8,654,184 (approximately S$14.35million) for a total cash consideration of US$4,527,900 (approximately S$8 million) to Feature Technology Limited.

Completion is expected to take place on or about November 27, 2001.

This sale is part of the SembCorp Industries group's rationalisation and divestment programme of its non-core operations.

The original investment in and loan to ISN had been fully provided for. Following the sale, provision of approximately S$8 million for the equity interest and the loan will be written back in FY2001.

The sale of the equity stake in ISN has no material impact on the earnings and net tangible assets per share of SembCorp Industries.

By ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
November 16, 2001

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 16/11/2001 to the SGX